Exhibit 99.1

CTW Announces Fiscal Year 2026 Financial Results

Management will host an earnings webinar on Friday, October 16, at 8:30 a.m. ET

TOKYO, JAPAN, October 15, 2026 – CTW (Nasdaq: CTW) (“CTW” or “the Company”), a leading game platform company providing global access to web-based games through its flagship platform, G123.jp, today reported financial results for the fiscal year ended July 31, 2026 (“FY26”).

Financial and Business Highlights

●	Generated revenue of $82.5 million in FY26, down 9% YoY, while increasing segment profits 3% YoY to $32.3 million, or 33.4% of in-game purchases (up from 29.3% in FY25)

●	Reduced advertising expense by $11.4 million, or 22% YoY, a notably larger decline than revenue, reflecting CTW’s ROAS-focused business model and disciplined approach to marketing spend

●	Grew revenue from users outside of Japan 8% YoY to $29.7 million, or 36% of total revenue (up from 30% in FY25), led by South Korea, up 12% YoY, and Taiwan, Hong Kong and Macau, up 71% YoY collectively

●	Reported net loss of $4.1 million ($0.07 per share) compared to net income of $3.8 million ($0.06 per share) in FY25, and positive Adjusted EBITDA of $3.5 million (4.2% of revenue), down 56% YoY from $8.0 million (8.8% of revenue)

●	Ended FY26 with $14.4 million in cash and cash equivalents, up 18% YoY from $12.2 million, and no debt

●	Opened CTW’s first North American office at One World Trade Center in New York City in February 2026, building a local team focused on partnerships, marketing, user acquisition, and corporate communications to support the Company’s global expansion initiative

●	Launched 15 new games on G123.jp across FY26, including High School of the Dead Day 0 and The Apothecary Diaries Palace Chronicles, bringing total active games to 42, with 16 games in backlog as of July 31, 2026. High School of the Dead Day 0, which launched on April 28, 2026, generated approximately $6.0 million in revenue from launch through July 31, 2026, a period of slightly more than three months, or an average of approximately $2.0 million per month, making it the highest revenue-generating game on G123.jp during that period, ahead of Vivid Army.

Comments from Ryuichi Sasaki, Founder, CEO, and Chairman of CTW

“Fiscal 2026 was a year of mixed performance for CTW. Several of our game releases did not achieve the engagement and monetization we expected, and that weighed on our overall results. Furthermore, we pulled back on advertising and user acquisition spending once we saw these weaker engagement trends, which negatively impacted our user base.

However, other developments during the year strengthened our conviction in the long-term opportunity for G123. Most notably, the launch of High School of the Dead Day 0 in the second half demonstrated the positive impact that the right combination of recognizable IP, compelling gameplay, and effective execution can have on our platform. Additionally, we also saw some encouraging signs within our user base that we believe are important when evaluating the health of the platform. While overall users declined significantly in fiscal 2026, our paying users remained remarkably resilient, increasing slightly year over year. As a result, monthly paying active users represented 3.95% of monthly active users compared with 2.62% in fiscal 2025, while average in-game purchases per monthly active user increased 35%. We believe these metrics reflect the resilience of G123’s core player base: paying users held steady even as lower acquisition spending reduced overall traffic. At the same time, daily engagement, spending per monthly paying user and early-stage retention among paying users were softer, and broadening our active user base and increasing the frequency with which our players return and spend are priorities for fiscal 2027.

That distinction is important, as we do not view fiscal 2026 as evidence that the opportunity for our platform has diminished. Rather, the year reinforced how much the quality and execution of individual game releases matter to our results. We are taking those lessons into fiscal 2027 by becoming more focused on the games we bring to G123, how we position and market those titles, and where we allocate capital. Our objective is to build upon the characteristics that drove our stronger-performing titles and make successful launches more consistent across our portfolio. Fiscal 2026 also demonstrated that our ROAS-driven model is built to be resilient when a title underperforms and to accelerate when one succeeds. When games fell short of our return thresholds, we reduced advertising spending quickly, which is why segment profits grew and ROAS remained above 100% in a year when revenue declined. When a game demonstrates strong engagement and monetization, as High School of the Dead did following its launch Day 0 in late April, we direct marketing investment toward it to scale its audience. That discipline limited the downside this past year, and we believe it will compound the upside as the quality of our pipeline improves.

We are also encouraged by the opportunity outside Japan. International revenue grew during fiscal 2026 despite the decline in total Company revenue. Moreover, our New York presence gives us greater ability to localize our content and marketing in Western markets, pursue partnerships, and better understand North American gamers.

With 42 active games, a growing international presence, a stable base of monthly paying users, and additional titles in development, we believe the opportunity ahead of CTW remains substantial. Our task now is execution, and we enter fiscal 2027 focused on applying what we learned this year to deliver more consistent content performance, broaden our engaged audience, and return CTW to sustainable growth.”

Fiscal 2026 Results

Revenue decreased 9% in FY26 to $82.5 million compared to $90.4 million in FY25. Gross in-game purchases decreased 10% YoY to $96.8 million compared to $107.0 million in FY25, primarily reflecting weaker overall performance of newly launched games, partially offset by a 4.1% increase in revenue from existing games. Revenue from users outside of Japan increased 8% YoY to $29.7 million, or 36.0% of revenue, compared to $27.5 million, or 30.4% of revenue, in FY25, while revenue from users in Japan decreased 16% YoY to $52.8 million. In FY26, CTW launched 15 new games that collectively generated $22.0 million in revenue, compared to seven new games launched in FY25 that generated $32.3 million in revenue.

Segment profits* increased 3% in FY26 to $32.3 million (33.4% of in-game purchases) compared to $31.3 million in FY25 (29.3% of in-game purchases), as lower advertising expense more than offset lower in-game purchases and higher server costs. Advertising expense decreased $11.4 million, or 22%, to $41.0 million in FY26 (42.4% of in-game purchases) compared to $52.4 million in FY25 (49.0% of in-game purchases), a significantly larger decline than revenue, reflecting CTW’s focus on ROAS and disciplined management of its marketing budget. ROAS was 105.8% in FY26, compared to 116.4% in FY25.

Key operating metrics reflected a stable paying user base amid lower overall user activity. Paying monthly active users (PMAUs) were 89,053 in FY26, up 0.6% YoY from 88,503, while monthly active users (MAUs) decreased 33% YoY to 2.26 million from 3.38 million, as the decline in user activity was concentrated among non-paying users. As a result, the PMAUs to MAUs ratio increased to 3.95% from 2.62% in FY25, and ARPMAU increased 35% YoY to $3.57 from $2.64. ARPPDAU increased 4% YoY to $17.51 from $16.79, while paying daily active users (PDAUs) decreased 13% YoY to 15,152 from 17,458.

Cost of revenue increased 29% to $28.5 million in FY26 compared to $22.0 million in FY25, reflecting higher personnel, outsourcing, server and software costs and IP royalties and amortization as the Company invested in its team, infrastructure and external creative resources, partly offset by lower payment-processing fees. Revenue share to game developers and IP holders was 15.6% of in-game purchases compared to 14.9% in FY25.

General and administrative expenses increased 38% to $11.7 million compared to $8.5 million in FY25, primarily due to additional corporate and administrative personnel and higher legal, accounting and other costs of operating as a public company and the setup of the Company’s New York office, as well as approximately $0.5 million of Taiwan business tax expense, a portion of which related to prior periods. Management believes the core infrastructure required of a public company is now largely in place and expects general and administrative expenses to increase only modestly in absolute terms.

Sales and marketing expenses decreased 17% to $45.9 million compared to $55.4 million in FY25, driven by the $11.4 million reduction in advertising expense.

Research and development expenses decreased 31% to $3.8 million compared to $5.5 million in FY25. The decrease primarily reflected the capitalization of qualifying development payroll following the Company’s early adoption of ASU 2025-06 and lower developer-advance impairment expense, rather than a reduction in development activity.

Additionally, across all functions, FY26 cost and expenses included $2.0 million of non-cash share-based compensation (none in FY25), most of which related to share options granted in December 2025.

Net Loss was $4.1 million ($0.07 per share) in FY26 compared to net income of $3.8 million ($0.06 per share) in FY25. Loss from operations was $7.3 million in FY26 compared to $1.1 million in FY25. FY25 net income included a $4.7 million contingent gain on recovery of previously impaired assets, and FY26 included a $0.2 million final recovery on the same claim and an income tax benefit of $1.7 million. Interest income, net was $0.5 million in both FY26 and FY25, as CTW maintained its bank deposits.

Adjusted EBITDA** was $3.5 million (4.2% of revenue) in FY26 compared to $8.0 million (8.8% of revenue) in FY25. CTW maintained positive Adjusted EBITDA while reducing advertising spend and continuing to invest in headcount, platform development and its global expansion initiative.

Cash and cash equivalents were $14.4 million as of July 31, 2026 compared to $12.2 million as of July 31, 2025. Net proceeds of $10.6 million received at the closing of the IPO were partially offset by net cash used in operating activities of $3.2 million and net cash used in investing activities of $4.7 million, including $4.1 million of capitalized software development costs. The Company had no debt as of July 31, 2026.

*	Further clarification and explanation of Segment profits can be found in the Segment Reporting section of the release and at ctw.inc/investors.

**	Further clarification and explanation of non-GAAP measures and reconciliation to the most comparable GAAP measure can be found in the “U.S. GAAP Reconciliation of Non-GAAP Adjusted Results” section of the release and at ctw.inc/investors.

Earnings Webinar

Management will host an earnings webinar at 8:30 a.m. ET on Friday, October 16, 2026, to review these financial results and provide a general corporate update. Interested investors can register for the webinar here.

The Company has posted a supplemental slide presentation accompanying this release to its investor relations website at ctw.inc/investors. Investors are encouraged to review these materials in conjunction with this release.

About CTW

CTW is a leading game platform company providing global access to web-based, free-to-play games inspired by popular Japanese anime IP, including So I’m a Spider, So What? Ruler of the Labyrinth, Arifureta: From Commonplace to World’s Strongest – Rebellion Soul, and Queen’s Blade Limit Break. CTW delivers these games through its globally accessible flagship platform, G123.jp, which has accumulated paying users in over 200 countries since its 2018 launch. Founded in Tokyo in 2013, CTW partners with anime and manga IP holders to bring officially licensed titles to players around the world with no downloads or account registration required.

For more information, visit www.ctw.inc or G123.jp.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW's growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high "playability" on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW's industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Patrick Federle | Head of Investor Relations

investor@ctw.inc

CTW

Key Operating Metrics

The following table includes the Company’s key operating metrics for the years ended July 31, 2026, 2025, and 2024.

	For the Years Ended
	July 31,
	2026	2025	2024
Gross in-game purchase amount(1)	$96,813,340	$106,994,440	$84,461,982
Paying daily active users (“PDAUs”)(2)	15,152	17,458	16,446
Daily active users (“DAUs”)(2)	245,522	264,149	197,100
PDAUs to DAUs ratio	6.17%	6.61%	8.34%
Paying monthly active users (“PMAUs”)(3)	89,053	88,503	62,621
Monthly active users (“MAUs”)(3)	2,257,341	3,378,835	2,301,929
PMAUs to MAUs ratio	3.95%	2.62%	2.72%
PDAUs to PMAUs ratio	17.01%	19.73%	26.26%
DAUs to MAUs ratio	10.88%	7.82%	8.56%
ARPPDAU	$17.51	$16.79	$14.07
ARPDAU	$1.08	1.11	$1.17
ARPPMAU	$90.60	$100.74	$112.40
ARPMAU	$3.57	$2.64	$3.06
Day 1 retention rate for paying users(4)	57.4%	59.6%	62.7%
Day 7 retention rate for paying users(4)	35.8%	37.5%	41.0%
Day 30 retention rate for paying users(4)	17.1%	17.1%	21.3%
Day 1 retention rate for active users(5)	6.1%	5.9%	6.2%
Day 7 retention rate for active users(5)	2.6%	2.2%	2.4%
Day 30 retention rate for active users(5)	1.0%	0.8%	0.9%
Return on advertisement spend (“ROAS”)	105.8%	116.4%	99.3%

(1)	“Gross in-game purchase amount” means the total in-purchase amounts, or top-ups, paid by end-users for games on G123.jp platform.
(2)	PDAUs and DAUs for each period represents the average number of PDAUs and DAUs across all the days of the respective period.
(3)	PMAUs and MAUs for each period represents the average number of PMAUs and MAUs across all the months of the respective period.
(4)	Paying user retention rate is calculated by dividing the number of paying users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who made their first in-game purchase in that game on Day 0. Paying user retention rate is measured on a per-game basis and reflects whether the same paying user returns to the same game following their initial purchase activity. We track paying user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level paying user retention rate as the average of the paying user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.
(5)	Active user retention rate is calculated by dividing the number of users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who played that game for the first time on Day 0 and initiated gameplay by creating a character role on that day. Active user retention rate is measured on a per-game basis and only includes new users to that specific game. We track active user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level active user retention rate as the average of the active user retention rates across all games on our platform. The overall platform active user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

Glossary of Terms for Key Operating Metrics

●	“ARPDAU” are to average daily in-game purchase amount per daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPPDAU” are to average daily in-game purchase amount per paying daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPMAU” are to average monthly in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period;

●	“ARPPMAU” are to average monthly in-game purchase amount per paying monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying monthly active users, which is averaged over each month by further dividing by the number of months in the respective period;

●	“DAUs” are to daily active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during a 24-hour period. DAUs for a given period is the average DAUs across all days in the respective period, which is calculated by summing the number of DAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“MAUs” are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“PDAUs” are to paying daily active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 24-hour period. PDAUs for a given period is the average PDAUs across all days in the respective period, which is calculated by summing the number of PDAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“PMAUs” are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“ROAS” are to return on advertisement spending based on created users, calculated by dividing in-game purchase amount generated by created user by advertising expenses during the applicable period. Advertising expenses include all expenses recorded under advertising expenses in our financial statements during the applicable period, which consist primarily of paid media costs for online channels and ad placements that are directly attributable to digital marketing efforts aimed at acquiring new users. We exclude from our ROAS calculation the costs not classified as advertising expenses, including (i) compensation for marketing personnel, (ii) travel expenses, event-related costs, and (iii) general overhead, which are not considered advertising expenses under our accounting policies and are separately reported within the broader sales and marketing expenses line item in our financial statements. In-game purchases generated by created users reflect only spending by users acquired during the applicable period and exclude in-game purchases made by existing users. This differs from the gross in-game purchase amounts disclosed elsewhere, which represent total spending by all users on the platform;

CTW

Consolidated Statements of Comprehensive (Loss) Income

(Amounts in U.S. dollars, except for number of shares and per share data)

	For the years ended July 31,
	2026	2025	2024
Revenue	$82,509,410	$90,370,793	$68,424,577
Cost and expenses:
Cost of revenue	28,471,179	22,040,054	16,211,779
General and administrative expenses	11,693,359	8,479,853	5,177,570
Research and development expenses	3,805,447	5,528,733	952,440
Sales and marketing expenses	45,863,160	55,387,277	39,426,506
Total cost and expenses	89,833,145	91,435,917	61,768,295
(Loss) income from operations	(7,323,735)	(1,065,124)	6,656,282
Other income (expense):
Interest income, net	540,933	494,358	300,985
Foreign currency transaction gain (loss)	293,764	(287,946)	784,674
Other income	424,638	555,012	454,286
Contingent gain on recovery of previously impaired assets	238,561	4,709,029	—
Total other income, net	1,497,896	5,470,453	1,539,945
(Loss) income before income tax	(5,825,839)	4,405,329	8,196,227
Income tax (benefit) expense	(1,694,171)	576,766	2,218,588
Net (loss) income	$(4,131,668)	$3,828,563	$5,977,639
Other comprehensive loss:
Foreign currency translation adjustment	$(804,411)	$(42,427)	$(1,021,512)
Comprehensive (loss) income	$(4,936,079)	$3,786,136	$4,956,127
(Loss) earnings per share – basic and diluted	$(0.07)	$0.06	$0.10
Weighted average number of ordinary shares outstanding – basic and diluted	62,418,382	60,000,000	60,000,000

CTW

Consolidated Balance Sheets

(Amounts in U.S. dollars, except for number of shares)

	As of July 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$14,437,097	$12,208,630
Restricted cash	125,812	160,620
Accounts receivable, net	1,688,806	1,410,083
Deferred offering cost	—	1,429,523
Prepaid expenses and other current assets	4,293,774	2,866,243
Total current assets	20,545,489	18,075,099
Non-current assets:
Property, plant and equipment, net	1,078,644	1,098,679
Intangible assets, net	3,536,837	—
Prepaid royalties, net	4,063,304	3,499,962
Investments in films and television programs, net	225,967	576,956
Advance to game developers, net	17,932,786	14,561,726
Deferred tax assets, net	102,939	49,067
Right-of-use assets, net	6,100,345	6,782,354
Restricted cash, noncurrent	497,905	—
Other noncurrent assets	755,590	1,858,413
Total non-current assets	34,294,317	28,427,157
TOTAL ASSETS	$54,839,806	$46,502,256
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,289,251	$2,377,279
Accrued advertising expenses	4,792,659	475,099
Tax payable	1,774,598	293,482
Lease liabilities – current	2,230,338	2,728,326
Accrued expenses and other current liabilities	1,965,165	2,549,763
Total current liabilities	13,052,011	8,423,949
Non-current liabilities:
Lease liabilities – noncurrent	4,053,098	4,222,089
Deferred tax liabilities, net	3,629,799	6,208,161
Total non-current liabilities	7,682,897	10,430,250
Total liabilities	20,734,908	18,854,199
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares ($0.0001 par value; 200,000,000 shares authorized; 52,616,000 and 48,000,000 shares issued, and 50,529,048 and 48,000,000 shares outstanding, as of July 31, 2026 and 2025, respectively)*	5,053	4,800
Class B ordinary shares ($0.0001 par value; 20,000,000 shares authorized; 12,000,000 shares issued and outstanding as of July 31, 2026 and 2025)	1,200	1,200
Additional paid-in capital	12,264,982	872,315
Statutory reserve	691,380	676,416
Retained earnings	27,715,707	31,862,339
Accumulated other comprehensive loss	(6,573,424)	(5,769,013)
Total shareholders’ equity	34,104,898	27,648,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$54,839,806	$46,502,256

*	Shares issued include 2,086,952 Class A ordinary shares held by Futu Trustee Limited in the Company’s share incentive reserve that had not been delivered to award holders as of July 31, 2026; these shares are not considered outstanding

CTW

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in U.S. dollars, except for number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	earnings	loss	equity
Balance as of July 31, 2023	48,000,000	$4,800	12,000,000	$1,200	$849,848	$673,339	$22,059,214	$(4,705,074)	$18,883,327
Net income	—	—	—	—	—	—	5,977,639	—	5,977,639
Appropriation to statutory reserve	—	—	—	—	—	817	(817)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,021,512)	(1,021,512)
Balance as of July 31, 2024	48,000,000	$4,800	12,000,000	$1,200	$849,848	$674,156	$28,036,036	$(5,726,586)	$23,839,454
Net income	—	—	—	—	—	—	3,828,563	—	3,828,563
Appropriation to statutory reserve	—	—	—	—	—	2,260	(2,260)	—	—
Capital injection	—	—	—	—	22,467	—	—	—	22,467
Foreign currency translation adjustment	—	—	—	—	—	—	—	(42,427)	(42,427)
Balance as of July 31, 2025	48,000,000	$4,800	12,000,000	$1,200	$872,315	$676,416	$31,862,339	$(5,769,013)	$27,648,057
Issuance of ordinary shares in the IPO, net of offering costs of $2,756,303 (Note 15)	2,400,000	240	—	—	9,243,457	—	—	—	9,243,697
Share-based compensation – options and RSUs (Note 16)	—	—	—	—	1,965,368	—	—	—	1,965,368
Shares issued on RSU settlement (Note 16)	24,000	2	—	—	29,038	—	—	—	29,040
Shares issued to IPO consulting firm in settlement of offering costs (Note 15)	96,000	10	—	—	142,070	—	—	—	142,080
Exercise of share options (Note 16)	9,048	1	—	—	12,734	—	—	—	12,735
Appropriation to statutory reserve	—	—	—	—	—	14,964	(14,964)	—	—
Net loss	—	—	—	—	—	—	(4,131,668)	—	(4,131,668)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(804,411)	(804,411)
Balance as of July 31, 2026	50,529,048	$5,053	12,000,000	$1,200	$12,264,982	$691,380	$27,715,707	$(6,573,424)	$34,104,898

Share data are retrospectively restated for the effect of the share reorganization.

CTW

Consolidated Statements of Cash Flows

(Amounts in U.S. dollars)

	For the years ended July 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,131,668)	$3,828,563	$5,977,639
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Share-based compensation	1,994,408	—	—
Depreciation and amortization	2,560,907	2,673,255	2,067,706
Impairment of advance to game developers	2,635,761	3,147,411	401,451
Impairment of prepaid royalties	—	483,149	—
Minimum guarantee carried over by licensor	(30,522)	—	—
Impairment of investments in films and television programs	—	—	46,453
Amortization of right-of-use assets	2,881,333	2,455,211	1,634,833
Loss from termination of operating lease agreement	—	33,055	—
Loss (gain) from disposal, derecognition and impairment of property, equipment and software	31,543	21,332	(19,931)
Foreign currency exchange (gain) loss, net	(726,079)	450,964	(742,819)
Deferred income tax (benefit) expense	(2,399,972)	507,034	1,734,765
Changes in operating assets and liabilities:
Accounts receivable, net	(352,516)	(33,896)	12,495
Amount due from related parties	(9,414)	—	—
Prepaid expenses and other current assets, net	(749,702)	(630,207)	(1,536,692)
Advance to game developers, net	(6,007,955)	(3,946,469)	(4,559,682)
Prepaid royalties, net	(1,380,447)	(2,024,883)	(2,105,413)
Other non-current assets	(350,040)	(80,476)	374,397
Accounts payable	29,205	(939,611)	(811,959)
Accrued advertising expenses	4,438,296	(2,948,326)	931,036
Tax payable	1,500,692	(518,420)	149,583
Accrued expenses and other current liabilities	(200,322)	87,188	(13,896)
Operating lease liabilities	(2,851,219)	(2,501,114)	(1,898,561)
Amount due to related parties	(39,282)	47,615	(53,758)
Net cash (used in) provided by operating activities	$(3,156,993)	$111,375	$1,587,647
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(408,305)	(584,668)	(710,457)
Proceeds from disposal of property and equipment	25,723	28,109	106,374
Investments in films and television programs	(149,345)	(258,882)	(569,647)
Purchase of intangible assets and capitalized software development costs	(4,131,713)	(9,947)	—
Advances to third-party loan	—	(410,000)	—
Proceeds from due from related parties	—	55,351	—
Net cash used in investing activities	$(4,663,640)	$(1,180,037)	$(1,173,730)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder’s contribution	—	22,202	—
Proceeds from issuance of ordinary shares in IPO, net of underwriting discounts and issuance costs deducted at closing	10,645,000	—	—
Proceeds from exercise of share options	6,473	—	—
Payment of other offering costs	(114,671)	(1,134,538)	—
Net cash provided by (used in) financing activities	$10,536,802	$(1,112,336)	$—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,605)	(44,017)	(812,504)
Net change in cash, cash equivalents and restricted cash	$2,691,564	$(2,225,015)	$(398,587)
Cash, cash equivalents and restricted cash, beginning of the year	12,369,250	14,594,265	14,992,852
Cash, cash equivalents and restricted cash, end of the year	$15,060,814	$12,369,250	$14,594,265

	For the years ended July 31,
	2026	2025	2024
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$14,437,097	$12,208,630	$14,461,251
Restricted cash – current	125,812	160,620	133,014
Restricted cash – noncurrent	497,905	—	—
Total cash, cash equivalents and restricted cash	$15,060,814	$12,369,250	$14,594,265
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid (refunded), net	$(292,899)	$4,527	$6,928
Cash paid for amounts included in the measurement of operating lease liabilities	$3,139,813	$2,602,143	$1,969,440
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Right-of-use assets obtained in exchange for operating lease liabilities	$2,431,609	$5,129,642	$1,685,257
Derecognition of right-of-use assets and lease liabilities on lease termination	$—	$516,625	$—
Purchases of property and equipment included in accrued expenses and payables	$25,563	$—	$—
Prepayments transferred to property and equipment	$91,103	$—	$—
Class A ordinary shares issued to IPO consulting firm charged to additional paid-in capital as offering costs	$142,080	$—	$—
Deferred offering costs charged to additional paid-in capital upon completion of the IPO	$1,454,223	$—	$—
Share option exercise proceeds receivable	$6,262	$—	$—

CTW

U.S. GAAP Reconciliation of Non-GAAP Adjusted Results

(Amounts in U.S. dollars)

(unaudited)

Reconciliation to the most directly comparable U.S. GAAP measure of the non-GAAP measures included in this press release is as follows. The following table reconciles the Company’s net income (loss) to Adjusted EBITDA:

	For the years ended July 31,
	2026	2025	2024
Net (loss) income	$(4,131,668)	$3,828,563	$5,977,639
Depreciation and amortization	2,560,907	2,673,255	2,067,706
Amortization of right-of-use assets	2,881,333	2,455,211	1,634,833
Interest income, net	(540,933)	(494,358)	(300,985)
Income tax (benefit) expense	(1,694,171)	576,766	2,218,588
Contingent gain on recovery of previously impaired assets	(238,561)	(4,709,029)	—
Impairment of advance to game developers	2,635,761	3,147,411	401,451
Impairment of prepaid royalties	—	483,149	—
Share-based compensation	1,994,408	—	—
Adjusted EBITDA (non-GAAP)	$3,467,076	$7,960,968	$11,999,232

CTW has determined to supplement its consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), presented elsewhere within this release, with non-GAAP Adjusted EBITDA. CTW defines Adjusted EBITDA (non-GAAP) as net income (loss) before: interest income and expense, income tax expense (benefit), depreciation and amortization, impairment losses (recoveries), and other items that management considers non-core or not reflective of ongoing operations. Management believes Adjusted EBITDA (non-GAAP) highlights operating results that are more comparable across periods by excluding the effects of non-cash charges, financing decisions, and items that can vary among companies due to capital structure or tax jurisdiction differences.

This non-GAAP disclosure has limitations as an analytical tool, should not be viewed as a substitute for Net Earnings (Loss) determined in accordance with U.S. GAAP, should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies. CTW considers this non-GAAP measure in addition to its results prepared under current accounting standards, but it is not a substitute for, nor superior to, U.S. GAAP measures. This non-GAAP measure is provided to enhance readers’ overall understanding of the Company’s current financial performance and to provide further information for comparative purposes. This supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to Net Earnings (Loss) determined in accordance with U.S. GAAP. Specifically, CTW believes the non-GAAP measure provides useful information to management and investors by isolating certain expenses, gains, and losses that may not be indicative of the Company’s core operating results and business outlook. In addition, CTW believes the non-GAAP measure enhances the comparability of results against prior periods.

CTW

Segment Reporting

(Amounts in U.S. dollars)

	For the years ended July 31,
	2026	2025	2024
Consolidated in-game purchases	$96,813,340	$106,994,440	$84,461,982
Less: Revenue share with game developers and IP holders	15,093,625	15,898,478	14,975,047
Transaction fee	4,526,299	5,265,054	3,812,118
Advertising expense	41,013,358	52,396,511	37,309,197
Server cost directly related to hosting the games	3,889,772	2,088,553	1,319,704
Segment profits	$32,290,286	$31,345,844	$27,045,916
Less: Payroll and related cost	17,325,876	13,621,485	9,756,710
Lease expense	3,148,822	2,661,149	1,738,249
Depreciation and amortization expense	2,076,874	2,702,360	2,099,728
Impairment expense	2,635,761	3,632,218	447,904
Recoup of advances made to game developers	3,222,344	3,583,143	2,477,840
Other cost of sales (1)	4,490,687	2,087,031	1,563,366
Other selling and marketing expenses (2)	2,346,442	1,713,981	1,402,889
Other general and administrative expenses (3)	4,367,215	2,409,601	902,948
Total other operating expense	$39,614,021	$32,410,968	$20,389,634
(Loss) income from operations	$(7,323,735)	$(1,065,124)	$6,656,282
Interest income, net	540,933	494,358	300,985
Foreign currency transaction gain (loss)	293,764	(287,946)	784,674
Other income	424,638	555,012	454,286
Contingent gain on recovery of previously impaired assets	238,561	4,709,029	—
(Loss) income before income tax expense	$(5,825,839)	$4,405,329	$8,196,227

(1)	Other cost of sales mainly includes server and infrastructure cost that are not directly related to the host of a specific game and certain outsourcing cost.

(2)	Other selling and marketing expenses mainly includes cost associated with meeting, travel and promotions.

(3)	Other general and administrative expenses mainly includes cost associated with professional services, office supplies, recruiting and education.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment. CODM reviews operation results on the consolidated in-game purchase amount, revenue share with game developers and IP holders, advertising expenses, transaction fees, and server cost directly related to the host of games. The above table summarizes the operating results reviewed by CODM and reconciliation to (loss) income before income tax as reported in the consolidated statements of comprehensive (loss) income.